UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

TEXTAINER ANNOUNCES (i) RETIREMENT OF DIRECTOR, AND (ii) PLANNED OFFICER

RETIREMENT, OFFICER PROMOTION AND DIRECTOR NOMINATION

Textainer Group Holdings Limited (“Textainer” or the “Company”) is announcing the following changes to its Board of Directors and Executive team:

1.	Mr. Isam Kabbani, a member of the Textainer Board of Directors retired from the Board effective November 18, 2016. Mr. Kabbani served on the Board of Directors since December 1993 and remains a long standing and significant shareholder in the Company. The Board and Company thank Mr. Kabbani for his many years of support to the Company and service on the Board. Mr. Kabbani served as a Class II director with a term ending at the 2018 Annual Meeting. At the present time the Board has determined not to fill the Board vacancy resulting from Mr. Kabbani’s retirement.

2.	Mr. Robert Pedersen, the President and Chief Executive of Textainer Equipment Management Limited, has announced that effective March 31, 2017 he will retire from the Company. Mr. Pedersen joined the Company in 1991 and in 2006 was promoted to Executive Vice President responsible for worldwide sales and marketing activities. He has served as President and Chief Executive of Textainer Equipment Management Limited, Textainer’s wholly-owned subsidiary which provides container management, acquisition and disposition services for Textainer, since October 2011.

3.	Effective January 1, 2017, Mr. Olivier Ghesquiere, the Company’s Senior Vice President for Sales and Marketing will be promoted to Executive Vice President – Leasing. Mr. Ghesquiere joined the Company in December 2015.

4.	The Board of Directors currently intends to nominate Mr. Pedersen for service on the Board of Directors as a Class III director. The nomination will be included in the 2017 Proxy and if elected by the shareholders, Mr. Pedersen is expected to join the Board in connection with the Annual Meeting in May 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer